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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             Lawson Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  520780 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 520780 10 7                 13G                     PAGE 2 OF 7 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Lawson Family Limited Partnership
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        Minnesota
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        0
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        0
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        0
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        0%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        PN
--------------------------------------------------------------------------------


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CUSIP NO. 520780 10 7                  13G                     PAGE 3 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        William B. Lawson, Sr.
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization


--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        2,329,851
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,329,851
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,329,851
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.4%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
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CUSIP NO. 520780 10 7                  13G                     PAGE 4 OF 7 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

        Ruth Lawson
--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

     Shares                        2,443,431
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        2,443,431
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        2,443,431
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        2.5%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

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CUSIP NO. 520780 10 7                  13G                     PAGE 5 OF 7 PAGES
--------------------------------------------------------------------------------


ITEM 1(a). Name of Issuer: This statement relates to the common stock of Lawson
           Software, Inc. (the "Issuer").


ITEM 1(b). Address of Issuer's Principal Executive Offices: The Issuer is a
           Delaware corporation with a principal executive office located at 380 Saint Peter Street, St. Paul, Minnesota 55102-1302.

ITEM 2(a). Names of Persons Filing: Ruth Lawson, William B. Lawson, Sr. and
           Lawson Family Limited Partnership

ITEM 2(b). Address of principal business office: Care of Lawson Software,
           380 Saint Peter Street, St. Paul MN 55102-1302.

ITEM 2(c). Citizenship: United States

ITEM 2(d). Title of Class of Securities: Common Stock

ITEM 2(e). CUSIP Number: 520780 10 7

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13(d)-2(b), check whether the person filing it is a:

        Not applicable.

ITEM 4. Ownership


     (a)  Amount beneficially owned: 4,773,282

     (b)  Percent of class: 4.9%

     (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote: 4,773,282

         (ii) shared power to vote or to direct the vote: 0

         (iii) sole power to dispose or to direct the disposition of: 4,773,282

         (iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. Ownership of Five Percent or Less of a Class

        Not Applicable

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person

        Not Applicable



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CUSIP NO. 520780 10 7                  13G                     PAGE 6 OF 7 PAGES
--------------------------------------------------------------------------------


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

        Not Applicable

ITEM 8. Identification and Classification of Members of the Group

        Not Applicable

ITEM 9. Notice of Dissolution of Group

        Not Applicable

ITEM 10. Certification

        Not Applicable






         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 30, 2004



                                       /s/ WILLIAM B. LAWSON, SR.
                                       -----------------------------------------
                                       William B. Lawson, Sr., Individually

                                       /s/ RUTH LAWSON
                                       -----------------------------------------
                                       Ruth Lawson, Individually

                                       LAWSON FAMILY LIMITED PARTNERSHIP

                                       By: /s/ WILLIAM B. LAWSON, SR.
                                           -------------------------------------
                                           William B. Lawson, Sr.


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CUSIP NO. 520780 10 7                  13G                     PAGE 7 OF 7 PAGES
--------------------------------------------------------------------------------


                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Lawson Software, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

         In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 30, 2004






                                       /s/ WILLIAM B. LAWSON, SR.
                                       -----------------------------------------
                                       William B. Lawson, Sr., Individually

                                       /s/ RUTH LAWSON
                                       -----------------------------------------
                                       Ruth Lawson, Individually

                                       LAWSON FAMILY LIMITED PARTNERSHIP

                                       By: /s/ WILLIAM B. LAWSON, SR.
                                           -------------------------------------
                                           William B. Lawson, Sr.